STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29751

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Midas Securities Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2255 Buffalo Road
(No. and Street)

Rochester   **New York**   **14624**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas O'Malley   212-785-0900   tomalley@winmillco.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tait, Weller & Baker LLP
(Name – if individual, state last, first, and middle name)

50 South 16th Street   Philadelphia   PA   19102
(Address)   (City)   (State)   (Zip Code)

10/16/2003   445
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Midas Securities Group, Inc. _____, as of December 31 _____, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer

Notary Public _____

IRENE K. KAWCZYNSKI
Notary Public, State of New York
Reg. No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 27

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to ~~consolidated~~ statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Midas Securities Group, Inc.
Rochester, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Midas Securities Group, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Midas Securities Group, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of Midas Securities Group, Inc.'s management. Our responsibility is to express an opinion on Midas Securities Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midas Securities Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Midas Securities Group, Inc.'s auditor since 1989.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 22, 2024

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

Assets		
Cash and cash equivalents	$	210,006
Investments - affiliates		9,236,205
Receivables from Funds:		
Distribution and service fees		5,979
Co-transfer agent and recordkeeping		1,670
Due from affiliates		3,777
Prepaid expenses and other assets		30,495
Deferred tax assets		98,384
Total assets	$	9,586,516
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	22,465
Due to affiliates		8,826
Deferred tax liabilities		744,920
Total liabilities		776,211
Commitments and contingencies (Note 6)		—
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized;		
100 shares issued and outstanding		1
Additional paid in capital		6,763,055
Retained earnings		2,047,249
Total stockholder's equity		8,810,305
Total liabilities and stockholder's equity	$	9,586,516

See notes to financial statement.

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Midas Securities Group, Inc. ("MSG" or the "Company") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("Winco"). MSG provides distribution and shareholder services and other activities (the "MSG Services") to the Midas Series Trust (the "Trust"), on behalf of Midas Fund and Midas Magic (collectively, the "Funds"), a family of open end mutual funds managed by Midas Management Corporation ("MMC"), a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions and Revenue Recognition
The Company records investment transactions based on the trade date, with realized gains (losses) and unrealized appreciation (depreciation) reflected on the statement of income. Dividend income, net of foreign withholding taxes, if any, and dividend expense are recognized on the ex-dividend date. Interest income and expense, if any, are recognized on an accrual basis.

Valuation of Securities
Securities are normally valued at the last reported sales price on the date of determination in the principal market or exchange where such securities are traded or, if not available, at the last reported bid price if held long and the last reported ask price if sold short in such market or exchange, or by any other method approved by any two authorized officers of the Company.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability.   Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances.   The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing an asset or liability are not an indication of the risk associated with investing in that asset or liability. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2023 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded affiliates	$ 626,193	$ 8,610,012	$ -	$ 9,236,205

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Distribution and Other Service Revenue

The Company provides the MSG Services to the Funds. The Trust has adopted a plan in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, on behalf of each Fund, and each Fund pays the Company a 12b-1 fee monthly, or at such other intervals as the Trust's board shall determine, as compensation for the MSG Services at an annual rate based on that Fund's average daily net assets. As such, MSG Service fees recognized in the current period are related to performance obligation that have been satisfied in prior periods. Co-transfer agent and recordkeeping reimbursements are based on a methodology utilized for allocating such charges.

Income Taxes

The Company files consolidated federal, state, and local income tax returns with Winco and the other wholly owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal, state, and local taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2020-2022) or expected to be taken in the Company's 2023 tax return.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events

Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 22, 2024, have been evaluated in the preparation of the financial statements.

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

2. INVESTMENTS

At December 31, 2023 investments consisted of the following:

	Cost	Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$6,345,354
Foxby Corp.	1,469,791	1,675,647
Global Self Storage, Inc	637,677	626,193
Tuxis Corporation	2,431,212	589,011
Total investments	$6,527,403	$9,236,205

3. INCOME TAXES

The Company has a gross deferred tax asset of $98,384 and a gross deferred tax liability of $744,920 at December 31, 2023. The deferred tax asset is attributable to net operating loss carryovers, while the deferred tax liability is attributable to unrealized gains on investment securities. The net deferred tax liability is $646,536.

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act ("Rule 15c3-1"). The Company must maintain net capital, as defined under Rule 15c3-1 ("Net Capital"), of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to Net Capital, as defined, of not more than 15 to 1. At December 31, 2023, the Company had Net Capital of $687,886, which exceeded its Net Capital requirement of $5,000 by $682,886. The ratio of aggregate indebtedness to Net Capital was approximately 0.05 to 1.

5. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winco, Bexil Corporation, Tuxis Corporation, Global Self Storage, Inc., and their affiliates (collectively with the Company, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for the concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith MMC acts as a conduit payer of compensation and benefits to Affiliate employees. Expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated at cost among them. As of December 31, 2023, the Company had a receivable of $3,777 from Winco and a payable to MMC of $8,826 related to compensation, benefits, and administrative and support function expenses.

As of December 31, 2023, the Company had a receivable for distribution fees of $5,979.

The Company has agreements with selected dealers for distribution of shares of the Funds, service, and record keeping. The cost of record keeping performed by and paid to such dealers by the Company is reimbursed by the Funds. As of December 31, 2023, the Company had a receivable from the Funds for such record keeping of $1,670.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, there were no commitments or contingencies other than the Company's regulatory Net Capital requirements disclosed in Note 4.

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

The Company's portfolio and the success of its investment activities are affected by global and national economic, political and market conditions generally and also by the local economic conditions where its assets are located. U.S. and international markets have experienced volatility in recent months and years due to a number of economic, political and global macro factors, including rising inflation, wars between Russia and Ukraine and in the Middle East and the impact of the coronavirus ("COVID-19") global pandemic. While U.S. and global economies are recovering from the effects of COVID-19, labor shortages and the inability to meet consumer demand have restricted growth. Uncertainties regarding the level of central banks' interest rate increases, political events, the Russia-Ukraine conflict and the Israel-Hamas conflict, trade tensions and the possibility of a national or global recession have also contributed to market volatility. The full impact of such external events on the financial and credit markets and consequently on the Company's financial conditions and results of operations is uncertain and cannot be fully predicted. The Company will continue to monitor these events and will adjust its operations as necessary.